Exhibit 21

List of Subsidiaries of Most Home Corp. as of July 31, 2005
Name	Where Incorporated
Amrr.com, Inc.	Nevada
Executive Wireless, Inc.	Federal Canada
Executive Wireless, Inc.	Nevada
Most Home Management Ltd.	British Columbia
Most Home Real Estate Services Inc.	British Columbia
Most Home Technologies Corp.	British Columbia
Most Referred Real Estate Agents Inc.	Federal Canada